SUB-ITEM 77D


The Board of Trustees of MFS InterMarket Income Trust I ("CMK") has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, CMK's investment objective of seeking a "high level of current income and total return as is consistent with prudent investment risk by diversifying its investments primarily in securities issued by U.S. and foreign governments and lower-rated debt securities" was revised to provide that
 CMK will seek "high current income but may also consider capital appreciation." Significant changes to CMK's principal investment strategies are described below.

The investment strategy of investing in foreign governments of stable credit quality or equivalent to stable has been eliminated.

The principle  investment  strategy of investing in high yield  securities defined as medium or lower-rated has been removed and the fund's investment strategy states, "MFS may invest up to 100% of the fund's assets in lower quality debt instruments, including those that are in default."

The following maturity limits have been removed:

- 30 years on country-regionplaceU.S. government;
- 10 years on foreign government; and
- 25 years on high yield.

The percentage  limitation of investing  one-half of one percent of the fund's total assets in securities rated below "CC"/"Ca" if MFS believes that the quality is higher than the rating has been eliminated.